September 2, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dieter King

Re:	Tutor Perini Corporation
Registration Statement on Form S-3 File No. 333-161492

Dear Mr. King:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Tutor Perini Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-161492), as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Friday, September 4, 2009, or as soon thereafter as practicable.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement. Please contact Mark Director of Kirkland & Ellis LLP, special counsel to the Company, by phone at (202) 879-5151 or by facsimile at (202) 879-5200, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Kenneth R. Burk
Kenneth R. Burk
Executive Vice President and Chief Financial Officer

cc:	Mark D. Director